July 24, 2019

Via E-mail
Nicholas K. Akins
Chairman of the Board and Chief Executive Officer
AEP Texas Inc.
1 Riverside Plaza
Columbus, OH 43215-2373


               Re:    AEP Texas Inc.
                      AEP Texas Restoration Funding LLC
                      Registration Statement on Form SF-1
                      Filed June 28, 2019
                      File Nos. 333-232430 and 333-232430-01

Dear Mr. Akins:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-1

General

   1. We note that throughout the registration statement you use the terms "Issuer" and
      "issuer" of the system restoration bonds, which are not defined. Please note that the issuer of asset-backed securities is the depositor for the particular issuing entity, and not the issuing entity itself. Please replace references to "Issuer" or "issuer" of the system restoration bonds throughout the registration statement with references to the issuing entity, as appropriate. Refer to Securities Act Rule 191.

   2. We note that throughout the registration statement you refer to the "series supplement" to the Indenture. Please confirm your understanding that the issuance of each new series of
 Nicholas K. Akins
AEP Texas Inc.
July 24, 2019
Page 2

       system restoration bonds will require the filing of a new registration statement.

    3. We note that throughout the registration statement you state the summary or statements in the prospectus are "subject to" and/or "qualified...by reference to" the provisions of the applicable transaction agreement. As you are responsible for the accuracy and completeness of the information in the registration statement, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise to remove language that disclaims the completeness of your prospectus disclosure.

Form of Prospectus

The Depositor, Seller, Initial Servicer and Sponsor   Delinquencies, page 60

    4. We note your delinquency information disclosure. Please revise to describe and clarify how you determine when an asset is considered delinquent. Refer to Item 1100(b)(5) of
       Regulation AB.

Risk Retention, page 132

    5. We note your disclosure that this offering of bonds is a public utility securitization exempt from the risk retention requirements. Please revise your disclosure to refer to the relevant section of Regulation RR pursuant to which such exemption can be found.

Part II   Information Not Required in Prospectus

Item 14. Exhibits, page II-2

    6. Please file your exhibits with your next amendment. Refer to Item 1100(f) of Regulation
       AB and Instruction 1 to Item 601 of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Nicholas K. Akins
AEP Texas Inc.
July 24, 2019
Page 3

        You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have questions.

                                                        Sincerely,

                                                        /s/ Katherine Hsu

                                                        Katherine Hsu
                                                        Office Chief
                                                        Office of Structured
Finance


 cc:   Giselle M. Barth, Sidley Austin LLP
       Jeannette K. Arazi, Sidley Austin LLP